XEROX ANNOUNCES EXPIRATION OF HSR REVIEW FOR

ACQUISITION OF GLOBAL IMAGING SYSTEMS

STAMFORD, Conn., April 27, 2007—Xerox Corporation (NYSE: XRX) announced today that the Hart-Scott-Rodino review period for its tender offer for Global Imaging Systems, Inc. (Nasdaq: GISX) has expired.

Xerox initiated, through its wholly owned subsidiary RG Acquisition I Corp., a cash tender offer on April 4 to purchase all outstanding shares of common stock of Global Imaging Systems for $29 per share.

The expiration of the HSR waiting period satisfies one of the conditions to the tender offer, which is set to expire at 12:00 midnight ET on May 8. The closing of the transaction is also subject to the tender of a majority of Global Imaging shares on a diluted basis and the satisfaction of other customary conditions.

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Media Contacts:

Christa Carone, Xerox Corporation, 203-968-4644, christa.carone@xerox.com

Note to Editors: This release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the ability to obtain regulatory approval for the Global Imaging transaction; the risk that the businesses of Xerox and Global Imaging will not be integrated successfully, or will take longer than anticipated; the risk that the expected cost savings from the Global Imaging transaction will not be achieved or unexpected costs will be incurred; the risk that customer retention goals for the Global Imaging transaction will not be met and that disruptions from the Global Imaging transaction will harm relationships with customers, employees and suppliers; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section and other sections of our 2006 Form 10-K filed with the SEC. The company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement filed with the U.S. Securities and Exchange Commission. Investors and Global security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that has been filed by Global with the SEC. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by contacting Xerox at InvestorRelations@xerox.com, or Xerox Corporation, 800 Long Ridge Rd., Stamford, CT 06904, Attn: Investor Relations.

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